Claudia Toussaint

VP - Corporate Governance and Ethics,

and Corporate Secretary

Embarq Corporation

Mailstop: KSOPHF0302-3B679

Eisenhower A, 6200 Sprint Parkway

Overland Park, KS 66251

(913) 794-1513 Phone

(913) 523-9825 Fax

March 13, 2006

VIA EDGAR AND TELECOPIER

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel
Assistant Director

Re:	Embarq Corporation (formerly referred to as LTD Holding Company)
Form 10
Filed January 23, 2006
File No. 01-32732

Ladies and Gentlemen:

Pursuant to the letter of Mr. Spirgel, Assistant Director, dated February 22, 2006, Embarq Corporation (“Embarq”) hereby acknowledges the following:

•	Embarq is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	Embarq may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Should you require additional information, please do not hesitate to contact the undersigned directly at 913-794-1513 or at the address indicated above.

Thank you for your assistance.

Very truly yours,

/s/ Claudia S. Toussaint
Claudia S. Toussaint

cc:	Ms. Cheryl Grant, Staff Attorney
Ms. Kathleen Krebs, Special Counsel
United States Securities and Exchange Commission

Mr. Thomas A. Gerke
Embarq Corporation

Mr. E. William Bates, II
King & Spalding LLP